UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 21, 2021

CERBERUS TELECOM ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39647	98-1556740
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

875 Third Avenue New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 891-2100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	CTAC.U	The New York Stock Exchange
Class A Ordinary Shares included as part of the units	CTAC	The New York Stock Exchange
Warrants, included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CTAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement Amendment

On September 21, 2021, Cerberus Telecom Acquisition Corp. (“CTAC”) entered into that certain Second Amendment (the “Second Amendment”) to the Agreement and Plan of Merger (as further amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) by and among CTAC, King Pubco, Inc. (“Pubco”), a Delaware corporation and wholly owned subsidiary of Cerberus Telecom Acquisition Holdings, LLC (the “Sponsor”), an affiliate of CTAC, King Corp Merger Sub, Inc. (“Corp Merger Sub”), a Delaware corporation and direct, wholly owned subsidiary of the Sponsor, King LLC Merger Sub, LLC (“LLC Merger Sub”), a Delaware limited liability company and direct, wholly owned subsidiary of Pubco, and Maple Holdings Inc. (“KORE”), a Delaware corporation.

Pursuant to the Second Amendment, in order to increase the liquidity of the post-closing public company (“Pubco”) following completion of the business combination, certain preferred stockholders of the ultimate parent company of KORE (the “Electing Holders”), have elected to receive payment consisting of 4,000,000 shares of common stock of Pubco, par value $0.0001 per share (“Pubco Common Stock”) to be issued by Pubco at $10.00 per share, in lieu of receiving cash consideration in the aggregate amount of $40,000,000, which such Electing Holders otherwise would have been entitled to receive. Additionally, in order to facilitate this liquidity enhancing election, the Sponsor, has agreed to contribute 600,000 CTAC Class B Ordinary Shares to CTAC, which shares will be cancelled by CTAC in conjunction with the issuance by Pubco of an additional 600,000 shares of Pubco Common Stock to the Electing Holders pursuant to the terms and upon the conditions set forth in the Second Amendment.

In addition and in connection with the Second Amendment, certain advisors of CTAC and KORE have agreed separately to receive a portion of their fees totaling approximately $2,000,000 in the form of Pubco Common Stock at a price of $10.00 per share, resulting in the issuance of 200,000 additional shares of Pubco Common Stock.

The foregoing description of the Second Amendment is not complete and is qualified in its entirety by reference to the Second Amendment, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01 Other Events.

Fortress Commitment Letter

KORE has obtained from Fortress Credit Corp. (“Fortress”) a commitment letter (the “Commitment Letter”) pursuant to which Fortress will make additional financing available to KORE, at KORE’s option and subject to certain terms and conditions, for up to $25,000,000 of additional notes under the Indenture to entered into in connection with the backstop financing agreement dated as of July 27, 2021 by and among KORE Wireless Group, Inc., a Delaware corporation and wholly owned subsidiary of KORE, and an affiliate of Fortress. This commitment can be accepted at any time after Closing (as defined in the Merger Agreement) and prior to October 2, 2021, on the terms and subject to the conditions set forth in the Commitment Letter. If accepted, the commitment will remain available until October 31, 2021. Upon entering into definitive documentation after the commitment is accepted, the Sponsor has agreed to contribute 100,000 shares of Pubco Common Stock to LLC Merger Sub post-closing, which shares will be transferred by LLC Merger Sub to Fortress, as a commitment fee, pursuant to the terms and upon the conditions set forth in the Commitment Letter.

Press Release

On September 22, 2021, CTAC and KORE issued a press release announcing, among other things, that the CTAC’s special meeting of its stockholders (the “Special Meeting”), originally scheduled for September 16, 2021 and postponed to September 22, 2021, is being further postponed to September 29, 2021 and will now be held at 10 a.m. Eastern Time on September 29, 2021, in person and virtually by live webcast. The Special Meeting will be held with respect to the previously announced voting proposals. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The option of CTAC’s public shareholders to tender and redeem their shares in connection with the business combination expired at 5:00 p.m., New York City time, on September 14, 2021. CTAC’s public shareholders have until 5:00 p.m. on Tuesday, September 28, 2021 to withdraw their redemptions. As of the date of this Current Report on Form 8-K, taking into account withdrawals of redemptions received by CTAC following the redemption deadline, approximately 86.32% of CTAC’s public shareholders had tendered their shares for redemption.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

The Exhibit Index is incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between CTAC and KORE. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Pubco filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC and Pubco will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus was sent to the shareholders of CTAC, seeking required shareholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

The documents filed by CTAC and Pubco with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

Participants in Solicitation

CTAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from CTAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between CTAC and KORE, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the anticipated terms of the transaction and the satisfaction of closing conditions to the transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are projections and other statements about future events that are based on current expectations and assumptions and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and KORE. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CTAC’s securities, (ii) the risk that the transaction may not be completed by CTAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CTAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of CTAC, the satisfaction of the minimum trust account amount following redemptions by CTAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on KORE business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of KORE, (viii) the outcome of any legal proceedings that may be instituted against KORE or against CTAC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of CTAC’s securities on The New York Stock Exchange, (x) the price of CTAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which CTAC plans to operate, variations in performance across competitors, changes in laws and regulations affecting KORE’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) risks relating to the uncertainty of the projected financial and operational information with respect to KORE. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form S-4 discussed above and other documents filed by CTAC and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CTAC nor KORE presently know or that CTAC and KORE currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. CTAC and KORE anticipate that subsequent events and developments will cause CTAC’s and KORE’s assessments to change. Readers are cautioned not to put undue reliance on forward-looking statements, and CTAC and KORE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CTAC nor KORE gives any assurance that either CTAC or KORE will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Second Amendment to the Agreement and Plan of Merger, dated as of September 21, 2021, by and among Cerberus Telecom Acquisition Corp., King Pubco, Inc., King Corp Merger Sub, Inc., King LLC Merger Sub, LLC and Maple Holdings Inc.

99.1	Press Release of Cerberus Telecom Acquisition Corp. and KORE, dated September 22, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CERBERUS TELECOM ACQUISITION CORP.

Dated: September 22, 2021

	By:	/s/ Michael Palmer
Name: Michael Palmer
Title: Authorized Signatory

Exhibit 10.1

EXECUTION VERSION

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of September 21, 2021 (this “Amendment”), is entered into by and between Cerberus Telecom Acquisition Corp. (“Acquiror”), a Cayman Islands exempted company, and Maple Holdings Inc. (the “Company”), a Delaware corporation. Acquiror and the Company are collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Parties, King Pubco, Inc. (“Pubco”), a Delaware corporation and wholly owned subsidiary of Cerberus Telecom Acquisition Holdings, LLC (the “Sponsor”), King Corp Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Sponsor, and King LLC Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Pubco, have entered into an Agreement and Plan of Merger dated as of March 12, 2021, as amended on July 27, 2021 (such prior amendment, the “First Amendment”) (as further amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Agreement”);

WHEREAS, in order to increase the liquidity of Pubco post-Closing and in consideration of the Electing Holders (as defined below) agreeing to irrevocably waive a portion of the Closing Cash Consideration equal to the Elected Rollover Amount (as further described below) that such Electing Holders would have otherwise been entitled to receive pursuant to Section 3.02(a) of the Merger Agreement (prior to giving effect to the terms of this Amendment) in respect of the Series A-1 Preferred Stock and/or Series B Preferred Stock (as applicable) held by such Electing Holders, the Parties desire to amend the Agreement to amend and restate or otherwise modify certain terms and provisions set forth in the Agreement to increase the amount of the Closing Share Consideration thereunder and decrease the amount of Closing Cash Consideration thereunder (the “Transactions”), which increase and decrease shall be allocable solely to the Electing Holders;

WHEREAS, in connection with effectuating the Transactions, certain Pre-Closing Holders (each, an “Electing Holder”) have irrevocably agreed by entry into certain Election Notices dated on or about the date hereof (each, an “Election Notice”) to receive, in lieu of receiving $40,000,000 of Closing Cash Consideration (in the aggregate) that such Electing Holders would have otherwise been entitled to receive pursuant to Section 3.02(a) of the Agreement (prior to giving effect to the terms of this Amendment) in respect of the Series A-1 Preferred Stock and/or Series B Preferred Stock (as applicable) held by such Electing Holders, 4,600,000 additional shares of Pubco Common Stock (in the aggregate), with 4,000,000 of such shares of Pubco Common Stock to be issued directly by Pubco at $10.00 per share (the “$10.00 Issuance”) and 600,000 of such shares of Pubco Common Stock to be issued directly by Pubco in respect of the Sponsor Contributed Shares (as defined below) (the “CTAC Transfer”);

WHEREAS, immediately prior to the Pubco Merger Effective Time, 600,000 Acquiror Class B Shares (the “Sponsor Contributed Shares”) are to be contributed by Sponsor to Acquiror and subsequently cancelled, retired and extinguished and which shall cease to exist, without any conversion thereof or consideration or payment therefor, as of the Pubco Merger Effective Time and as described in this Amendment;

WHEREAS, each of (a) the portion of the Closing Cash Consideration that each Electing Holder has elected to waive (prior to giving effect to the terms of this Amendment) by entry into an Election Notice as set forth on such Electing Holder’s Election Notice under “Elected Rollover Amount” and (b) the number of shares of Pubco Common Stock that each Electing Holder will be entitled to receive in consideration of the waiver set forth in his, her or its Election Notice is set forth on such Electing Holder’s Election Notice;

WHEREAS, the Agreement, as modified by this Amendment, is hereby adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g), with respect to the “reorganization” within the meaning of Section 368(a) of the Code that is constituted by the First Merger and the Second Merger; and

WHEREAS, pursuant to Section 12.10 of the Agreement, the Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of Acquiror and the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the Parties and the Electing Holders, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

1. Defined Terms. Capitalized terms used in this Amendment that are not otherwise defined in this Amendment shall have the meanings set forth in the Agreement.

2. Amendment of Definition of Closing Share Consideration. The definition of “Closing Share Consideration” contained in Section 1.01 of the Agreement is hereby amended and restated in its entirety to read as follows:

‘“Closing Share Consideration” means the number of shares (rounded to the nearest whole share) of Pubco Common Stock determined by dividing (a) an equity value of $392,000,000, by (b) $10.00.”’

3. Amendment of Definition of Closing Cash Consideration. The definition of “Closing Cash Consideration” contained in Section 1.01 of the Agreement is hereby amended and restated in its entirety to read as follows:

‘“Closing Cash Consideration” means the aggregate amount of cash payable in respect of (i) the Company A and B Preferred Stock in accordance with the Company’s Governing Documents, less $40,000,000, (ii) the Option Cash Consideration pursuant to Section 3.06, and (iii) the First LTIP Payment, in each case, as set forth on the Company Closing Statement.”’

4. Sponsor Contribution Prior to Pubco Merger. Section 2.03(e) of the Agreement is hereby amended and restated in its entirety as follows:

“Cancellation of Acquiror Shares Owned by Acquiror. If there are any shares of Acquiror that are owned by Acquiror or any Subsidiary of Acquiror, or that are held as treasury shares, in each case as of the Pubco Merger Effective Time, such shares shall automatically be canceled, retired and extinguished and shall cease to exist, without any conversion thereof or consideration or payment therefor. Immediately prior to the Pubco Merger Effective Time (and, for the avoidance of doubt, prior to giving effect to the transactions contemplated by Section 2.03(b)), Sponsor shall contribute 600,000 Acquiror Class B Shares to Acquiror, which shares, as of the Pubco Merger Effective Time, shall be cancelled, retired and extinguished and shall cease to exist, without any conversion thereof or consideration or payment therefor.”

5. Amendment to Section 3.02(a)(iii). Section 3.02(a)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

“Each share of Company A and B Preferred Stock issued and outstanding immediately prior to the First Effective Time (other than, for the avoidance of doubt, any Excluded Shares) will be cancelled and automatically deemed for all purposes to represent the right to receive the applicable portion of the Closing Cash Consideration and Closing Share Consideration set forth on the Allocation Schedule, without interest and otherwise in accordance with and subject to the terms and conditions of this Agreement. For the avoidance of doubt, it is specifically contemplated that certain shares of Company A and B Preferred Stock owned by an Electing Holder shall be exchanged solely for a portion of the Closing Cash Consideration and certain shares of Company A and B Preferred Stock owned by an Electing Holder shall be exchanged solely for a portion of the Closing Share Consideration, in each case as and to the extent specified on the applicable Election Notice.”

6. Amendment to Section 3.02(d). Section 3.02(d) of the Agreement is hereby amended and restated in its entirety as follows:

“The Company acknowledges and agrees that (i) the Total Pre-Closing Holder Consideration is being allocated among the Pre-Closing Holders, the holders of Company Options and the recipients of the First LTIP Payment pursuant to the Allocation Schedule to be delivered to Acquiror in connection with the Company Closing Statement pursuant to Section 4.02(b) and such allocation (x) in respect of (A) the Company Stock and Company Warrants will be made in accordance with the Governing Documents of the Company (and, in the case of the payment of the Closing Share Consideration to be paid in respect of the Series C Convertible Preferred Stock, the Company Common Stock, and the Company Warrants, in accordance with such Governing Documents, after giving effect to the cancellation of the Company A and B Preferred Stock in exchange for the right of the holders thereof to receive the payment of the applicable portion of the Closing Cash Consideration and the Closing Share Consideration set forth on the Allocation Schedule (as such Allocation Schedule has been adjusted to account for the portion of the Closing Cash Consideration and the Closing Share Consideration to be received by the Electing Holders pursuant to their respective Election Notices), as though the Closing Share Consideration (after deducting any portion of the Closing Share Consideration allocable to the Electing Holders) less the Option Share Consideration were distributed in a liquidation of the Company) and applicable Law, (B) the Company Options will be made in accordance with the Option Cancellation Agreements, and (C) the First LTIP Payment will be made in accordance with the Allocation Schedule, and (y) will set forth (A) the number and class of Equity Securities owned by each Pre-Closing Holder, and (B) the portion of the Closing Cash Consideration and/or the Closing Share Consideration, as applicable, allocated and payable to each Pre-Closing Holder, holder of Company Options and recipients of the First LTIP Payment, (ii) subject to the immediately following sentence, notwithstanding anything in this Agreement to the contrary, in no event shall the consideration payable by Acquiror under this Agreement in connection with the Transactions in respect of all outstanding shares of Company Stock, Company Warrants, Company Options and the First LTIP Payment exceed (A) an amount in cash equal to the Closing Cash Consideration and (B) a number of shares of Pubco Common Stock equal to the Closing Share Consideration (which, for the avoidance of doubt, includes the Option Share Consideration) (the “Maximum Consideration”) and (iii) to the extent the Allocation Schedule provided by the Company provides for aggregate consideration in excess of the Maximum Consideration, the Parties shall work together in good faith to correct such errors prior to the Closing. In no event shall the immediately preceding sentence in any way be construed to limit or otherwise modify the Second LTIP Payment or the grant of the Future Vesting Awards (as defined in the Company Disclosure Letter). Notwithstanding anything in this Agreement to the contrary, upon delivery, payment and issuance of the Total Pre-Closing Holder Consideration in accordance with Section 3.03(a) and Section 3.03(b) and completion of the transactions contemplated with respect to Company Options in Section 3.06, Acquiror and its respective Affiliates shall be deemed to have irrevocably satisfied all obligations outstanding as of the Closing Date with respect to the payment of the Total Pre-Closing Holder Consideration, and none of them shall have (i) any further obligations to any Pre-Closing Holder, holder of Company Options or recipients of the First LTIP Payment with respect to the payment of any consideration under this Agreement (including with respect to the Total Pre-Closing Holder Consideration), or (ii) any liability with respect to the allocation of the consideration under this Agreement, and the Company hereby irrevocably discharges, waives and releases Acquiror and its Affiliates (including, on and after the Closing, the Surviving Entity and its Affiliates) from all claims arising from or related to the allocation of the Total Pre-Closing Holder Consideration among each Pre-Closing Holder, holder of a Company Option and recipients of the First LTIP Payment, in each case, as set forth in the Allocation Schedule.”

7. Company Closing Statement and Allocation Schedule. Notwithstanding anything to the contrary set forth in the Agreement or otherwise (except as set forth in Section 6 of this Amendment), each reference to Company Closing Statement and/or Allocation Schedule, as and when used as of and/or following the date of this Amendment, shall, where applicable, be deemed to be modified by each of the elections set forth in each of the Election Notices. Each of the Parties hereby acknowledges and agrees that notwithstanding anything to the contrary set forth in the Agreement or otherwise, the Company Closing Statement and Allocation Schedule, as deemed modified by this Section 7, shall be deemed to comply in all respects with the requirements set forth in the Agreement.

8. Maximum Consideration. Notwithstanding Sections 3.02(d) and 4.02(c) of the Agreement to the contrary, the Maximum Consideration may exceed the aggregate amount of the Total Pre-Closing Holder Consideration set forth in the Summary Allocation Schedule to the extent necessary to give effect to the terms of this Amendment and the First Amendment (including by increasing the preferred values set forth in the Summary Allocation Schedule in order to give effect to a Termination Date of October 12, 2021).

9. Governing Document. Acquiror understands that the Company anticipates amending its certificate of incorporation as currently in effect as of the date hereof in connection with the transactions contemplated hereby, and hereby provides its consent, as required pursuant to Section 7.01(a) of the Merger Agreement, for the Company to amend such Governing Document.

10. Acknowledgement. Each of the Parties hereby acknowledges and agrees that (a) each holder of shares of Series A Preferred Stock, Series A-1 Preferred Stock and/or Series B Preferred Stock as of immediately prior to the First Effective Time that is not a party to an Election Notice was given the opportunity to receive shares of Pubco Common Stock pursuant to the $10 Issuance and the CTAC Transfer in lieu of receiving a portion of the Closing Cash Consideration that such holder is entitled to receive (prior to giving effect to this Amendment) pursuant to Section 3.02(a) of the Agreement in respect of the Series A Preferred Stock, Series A-1 Preferred Stock and/or Series B Preferred Stock (as applicable) held by such holder, and each such holder (other than the Electing Holders, to the extent set forth in their respective Election Notices) declined such option and instead elected to receive such Closing Cash Consideration, and (b) each share of Series A Preferred Stock and Series A-1 Preferred Stock, on the one hand, and each share of Series B Preferred Stock, on the other hand, was offered the same rights and benefits as, and ranked pari passu to, the other shares of Series A Preferred Stock and Series A-1 Preferred Stock (in the case of shares of Series A Preferred Stock and Series A-1 Preferred Stock), and the other shares of Series B Preferred Stock (in the case of shares of Series B Preferred Stock), including as set forth in the applicable preferred stock subscription agreements entered into by such holders, the Company and the other parties thereto (as amended), in connection with the opportunity to receive Pubco Common Stock pursuant to the $10.00 Issuance and the CTAC Transfer.

11. Effective Date of this Amendment. This Amendment shall be effective when signed by the Parties and approved by the requisite stockholders of the Company and, to the extent required by Delaware law, the requisite stockholders of King Corp Merger Sub, Inc.

12. No Further Changes. This Amendment shall only serve to amend and modify the Agreement to the extent specifically provided herein. All terms, conditions, provisions and references of and to the Agreement which are not specifically modified and/or amended herein shall remain in full force and effect and shall not be altered by any provisions herein contained.

13. References. On and after the effective date of this Amendment, each reference in the Agreement to “the Agreement,” “this Agreement,” “hereunder” and “hereof” or words of like import shall refer to the Agreement as amended by this Amendment; provided that references to “the date of this Agreement,” “the date hereof,” and other similar references in the Agreement shall continue to refer to the date of the Agreement and not to the date of this Amendment.

14. Counterparts. This Amendment, and any amendment, restatement, supplement or other modification hereto or waiver hereunder (i) may be executed in any number of counterparts (including by means of facsimile transmission or e-mail in .pdf format), each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement and (ii) to the extent signed and delivered by means of a scanned pages via e-mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

MAPLE HOLDINGS INC.

By:	/s/ Romil Bahl
Name:	Romil Bahl
Title:	Chief Executive Officer

ACQUIROR:

CERBERUS TELECOM ACQUISITION CORP.

By:	/s/ Michael Palmer
Name:	Michael Palmer
Title:	Authorized Signatory

[Signature Page to Second Amendment to Agreement and Plan of Merger]

Exhibit 99.1

Cerberus Telecom Acquisition Corp. Announces New Date for Special Meeting of Shareholders and Additional Sources of Liquidity for Post-Closing Public Company

•	CTAC and KORE amend Merger Agreement to enhance liquidity of post-closing public company

•	Certain preferred stockholders of KORE elect to receive shares in post-closing public company, allowing KORE to retain an additional $40 million on the balance sheet post-closing

•	Up to $25 million to be made available to KORE under new convertible debt commitment from Fortress

•	With this additional $65 million, KORE will have access to approximately $100 million of total liquidity to fund and accelerate growth

•	CTAC Special Meeting moved to Wednesday, September 29, 2021; business combination expected to close on or about September 30, 2021

September 22, 2021 12:00 AM Eastern Daylight Time

NEW YORK—(BUSINESS WIRE)—Cerberus Telecom Acquisition Corp. (NYSE: CTAC.U, NYSE: CTAC, NYSE: CTAC WS) (“CTAC”) today announced that the Extraordinary Special Meeting (“Special Meeting”) of its shareholders has been rescheduled to occur at 10:00 a.m. on Wednesday, September 29, 2021.

The Special Meeting will take place in person at Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and virtually via live webcast at 10:00 a.m. Eastern Time on September 29, 2021. It can be accessed by visiting https://www.cstproxy.com/ctac/sm2021. The proxy statement and any supplements thereto are available in the “Documents” section of the CTAC website and on the SEC website at http://www.sec.gov.

During the past week, CTAC has secured additional sources of liquidity of up to $65 million for the post-closing public company. Such additional liquidity will be made available by certain holders of preferred shares of the ultimate parent entity of KORE Wireless Group, Inc. (“KORE”) electing to receive share consideration in lieu of $40 million of cash consideration and by a commitment from Fortress Credit Corp. (“Fortress”) to provide up to $25 million in additional convertible debt financing, each as further described below.

“We at CTAC are very pleased to see KORE going public with such strong liquidity,” commented CTAC’s Chief Executive Officer Timothy Donahue. “Despite having sufficient funding to satisfy closing conditions last week, the parties felt that it would be beneficial to increase the amount of free cash available on KORE’s post-closing balance sheet to help fund and accelerate KORE’s growth as a public company. We believe that the incremental commitments from our partners at Abry and Fortress evidence the confidence of two of CTAC’s largest stakeholders. With these additional sources of liquidity, KORE will start as a public company with over $100 million of post-closing liquidity available to it. This liquidity will benefit all of CTAC’s stakeholders by even better positioning KORE to execute on its plans to accelerate growth through cross selling, adding new customers and identifying highly accretive M&A opportunities. We are incredibly excited by this development and believe these changes position KORE for continued success.”

The business combination is expected to close on or about September 30, 2021, subject to the satisfaction or waiver of all applicable closing conditions.

Merger Agreement Amendment

On September 21, 2021, CTAC entered into that certain Second Amendment (the “Second Amendment”) to the Agreement and Plan of Merger dated as of March 12, 2021, as amended on July 27, 2021 (as further amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) in respect of the proposed business combination between CTAC and the ultimate parent company of KORE. Pursuant to the Second Amendment, in order to increase the liquidity of the post-closing public company (“Pubco”) following completion of the business combination, certain preferred stockholders of the ultimate parent company of KORE (the “Electing Holders”) have elected to receive payment consisting of 4,000,000 shares of common stock of Pubco, par value $0.0001 per share (“Pubco Common Stock”), to be issued by Pubco at $10.00 per share, in lieu of receiving cash consideration in the aggregate amount of $40 million, which such Electing Holders otherwise would have been entitled to receive. Additionally, in order to facilitate this liquidity enhancing election, Cerberus Telecom Acquisition Holdings, LLC, CTAC’s sponsor, has agreed to contribute 600,000 CTAC Class B Ordinary Shares to CTAC, which shares will be cancelled by CTAC in conjunction with the issuance by Pubco, pursuant to the terms of the Second Amendment, of an additional 600,000 shares of Pubco Common Stock to the Electing Holders.

Fortress Commitment Letter

As an additional source of liquidity, KORE has obtained from Fortress a commitment letter (the “Commitment Letter”) pursuant to which Fortress will make additional financing available to KORE, at KORE’s option and subject to certain terms and conditions, in the aggregate amount of up to $25 million of additional notes under the Indenture to entered into in connection with the backstop financing agreement dated as of July 27, 2021 by and among KORE and Fortress. This commitment can be accepted at any time after Closing (as defined in the Merger Agreement) and prior to October 2, 2021 on the terms and subject to the conditions set forth in the Commitment Letter. If accepted, the commitment will remain available until October 31, 2021.

Redemptions and CTAC Special Meeting

The option of CTAC’s public shareholders to tender and redeem their shares in connection with the business combination expired at 5:00 p.m., New York City time, on September 14, 2021. CTAC’s public shareholders have until 5:00 p.m. on Tuesday, September 28, 2021 to withdraw their redemptions. As of the date of this press release, taking into account withdrawals of redemptions received by CTAC following the redemption deadline, approximately 86.32% of CTAC’s public shareholders had tendered their shares for redemption.

CTAC recommends that its shareholders wishing to vote at the Special Meeting log in at least 15 minutes before the Special Meeting starts, if attending virtually. CTAC encourages its shareholders entitled to vote at the Special Meeting to vote their shares via proxy in advance of the Special Meeting by following the instructions on the proxy card.

A list of CTAC shareholders entitled to vote at the Special Meeting will be open to the examination of any CTAC shareholder, for any purpose germane to the Special Meeting, during regular business hours for a period of 10 calendar days before the Special Meeting.

For assistance voting your shares, please contact Morrow Sodali LLC, CTAC’s proxy solicitor, toll-free at 1-(800) 662-5200 or via email at ctac.info@investor.morrowsodali.com.

About CTAC

CTAC is a blank check company formed by an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), a global leader in alternative investing. CTAC is led by CEO Tim Donahue, former Executive Chairman of Sprint Nextel and former CEO of Nextel Communications, and is proud to have the support of a distinguished advisory board comprised of senior executives and business leaders from the information and communications technology sector. For more information, visit www.cerberusacquisition.com.

About Cerberus

Founded in 1992, Cerberus is a global leader in alternative investing with approximately $55 billion in assets across complementary credit, private equity, and real estate strategies. We invest across the capital structure where our integrated investment platforms and proprietary operating capabilities create an edge to improve performance and drive long-term value. Our tenured teams have experience working collaboratively across asset classes, sectors, and geographies to seek strong risk-adjusted returns for our investors. Cerberus has a dedicated focus on next-generation technologies and telecommunication solutions. Our team of technologists and network of advisors collaborate across our investment and operating platforms to identify opportunities and manage investments in critical IoT, edge computing, artificial intelligence, private wireless networks, network equipment, autonomy, aerospace, and ecosystem development. For more information about our people and platforms, visit us at www.cerberus.com.

Important Information and Where to Find It

This press release references the proposed merger transaction announced previously involving Cerberus Telecom Acquisition Corp. (“CTAC”) and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus was sent to the shareholders of CTAC, seeking required shareholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

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